FOIA confidential treatment requested by EOG Resources, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

October 28, 2016
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Mr. H. Roger Schwall
Ms. Diane Fritz
Mr. Ethan Horowitz
Mr. John Hodgin
Re:        EOG Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Response Letter dated August 9, 2016
File No. 001-09743
Ladies and Gentlemen:
On behalf of EOG Resources, Inc. (the “Company”, “EOG”, “we”, “our” or “us”), I hereby submit the Company’s responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission” or “SEC”) set forth in the Staff’s letter to the Company, dated October 17, 2016, with respect to (i) the Company’s Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission via the Commission’s EDGAR system on February 25, 2016 (the “2015 Form 10-K”) and (ii) the Company’s letter, dated August 9, 2016, in response to the comments of the Staff set forth in the letter from the Staff to the Company dated July 27, 2016.
Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment for the entirety of its response to Staff comment 4. Specifically, the Company requests that the entirety of its response to Staff comment 4 (marked by bracketed asterisks (“[***]”)), in place of which confidential information has been included in the unredacted version of this letter that was delivered under separate cover to the Staff, be maintained in confidence, not be made part of any public record and not be disclosed to any person, as such response contains confidential information. The Company has delivered an unredacted version of this letter separately to the Staff, which includes the confidential information omitted from this letter. If the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that we be notified immediately of such request so that we may further substantiate this request for confidential treatment under Rule 83. Please address any notification of a request for access to such information to me by telephone at (713) 651-6946 and by facsimile at (713) 651-6947 and to Michael P. Donaldson, the Company’s Executive Vice President, General Counsel and Corporate Secretary, by telephone at (713) 651-6260 and by facsimile at (713) 651-6941.
For your convenience, each response below is preceded by the Staff’s comment to which the response relates.

EOG-00 1

FOIA confidential treatment requested by EOG Resources, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

United States Securities and Exchange Commission
October 28, 2016

Form 10-K for Fiscal Year Ended December 31, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

1.
Clarify for us how the drilled but uncompleted (DUC) wells identified in your response to our prior comment three relate to the total number of wells drilled during the last three fiscal years by geographical area. Also explain to us how the tabular disclosure relating to “wells completed” presented on pages 23 through 24 of Form 10-K for the fiscal year ending December 31, 2015 correlates to the disclosure requirements under Items 1205(a)(1) and 1205(a)(2) of Regulation S-K regarding “wells drilled.”

Response: The drilled but uncompleted (“DUC”) wells identified in our response to the Staff’s prior comment three are not included in the tabular disclosure on pages 23-24 of our 2015 Form 10-K; such tabular disclosure sets forth the number of gross and net development and exploratory wells that were completed in each fiscal year (by geographical area). Rather, the DUC wells identified in our response to the Staff’s prior comment three are included in the 2015 column of the table captioned “Wells in Progress at End of Period” set forth at the bottom of page 24 of our 2015 Form 10-K.
We acknowledge the disclosure requirements of Items 1205(a)(1) and 1205(a)(2) of Regulation S-K regarding the number of “wells drilled”. As Item 1205(b)(4) of Regulation S-K defines “number of wells drilled” as the number of wells completed at any time during the fiscal year (regardless of when drilling was initiated), we believe the tabular disclosure on pages 23-24 of our 2015 Form 10-K complies with Items 1205(a)(1) and 1205(a)(2) of Regulation S-K.
In our future filings, beginning with our Form 10-K for the fiscal year ending December 31, 2016, we will expand our disclosure to provide the number of the Company’s DUC wells, by geographical area, as of the end of the last three fiscal years.

2.
We note your responses to our prior comments three and four regarding your inventory of DUC wells as of December 31, 2015. Please provide us with the net quantities of reserves for wells that were not scheduled to be completed and the related proved undeveloped reserves converted to developed status within five years of initial disclosure relating to those DUC wells that:

•	have been completed since December 31, 2015, or

•	are scheduled for completion by December 31, 2016.
Response: EOG had 1,908 thousand barrels of oil equivalent (“MBoe”) of proved undeveloped (“PUD”) reserves associated with its DUC wells (as of December 31, 2015) that (i) were not scheduled to be completed within five years of the initial disclosure (i.e., booking date) and (ii) have been completed since December 31, 2015 or are scheduled for completion by December 31, 2016. The associated proved developed (“PDP”) reserves (resulting from the completion of such wells and the conversion of such associated PUD reserves to PDP status) are 2,032 MBoe.

EOG-00 2

FOIA confidential treatment requested by EOG Resources, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

United States Securities and Exchange Commission
October 28, 2016

3.
Please clarify for us the extent to which there have been any events subsequent to December 31, 2015 that would materially impact the development plan and schedule relating to the drilling and completion of the proved undeveloped reserves disclosed as of December 31, 2015.

Response: There have been no events or other developments subsequent to December 31, 2015 that have materially impacted, or that are expected to materially impact, EOG’s development plan and schedule relating to the drilling and completion of the PUD reserves disclosed as of December 31, 2015.
Summary of Critical Accounting Policies, page 42
Impairments, page 43

4.
We note from your response to prior comment 7 that you use five-year NYMEX futures strip to estimate future crude oil and natural gas prices when estimating expected undiscounted future cash flows from your proved oil and gas properties. Tell us about the pricing assumptions you use for production expected to occur more than five years from your most recent balance sheet date.

Response: [***]
_______________

EOG-00 3

FOIA confidential treatment requested by EOG Resources, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

United States Securities and Exchange Commission
October 28, 2016

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have questions regarding the foregoing, please contact me at 713-651-6946 or Amos Oelking, the Company’s Senior Counsel, at 713-651-7146.

Sincerely,

/s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Executive Vice President and Chief Financial Officer

cc:     Mr. William R. Thomas
Mr. Michael P. Donaldson
Ms. Ann D. Janssen
Ms. Jill R. Miller

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